                              ------------------

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              ------------------
                                 SCHEDULE 13D/A
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                          BRIGHAM EXPLORATION COMPANY
                                (Name of Issuer)

                                  ----------

                          COMMON STOCK, $.01 PAR VALUE
                         (Title of Class of Securities)

                                  ----------

                                  109178 10 3
                                (CUSIP Number)

                                  ----------

                                  Julia Murray
                            General Counsel-Finance
                     Enron Capital & Trade Resources Corp.
                               1400 Smith Street
                              Houston, Texas 77002
                                 (713) 853-6161

                      (Name, Address and Telephone Number
                    of Person Authorized to Receive Notices
                              and Communications)

                                  ----------

                               December 31, 1998
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report this acquisition that is the subject of this Schedule 13D, and is filing this
       Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box: [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                              ------------------

                              Page 1 of 18 Pages

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO.: 109178 10 3                                    PAGE 2 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON;
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Enron Capital & Trade Resources Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,052,632*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          2,052,632*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,052,632*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
==============================================================================
*Includes shares issuable upon the exercise of Warrants to Purchase Common
 Stock.

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO.: 109178 10 3                                    PAGE 3 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON;
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Enron Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Oregon
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          2,052,632*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           2,052,632*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,052,632*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      15.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
===============================================================================
*Includes shares issuable upon the exercise of Warrants to Purchase Common
 Stock.

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO.: 109178 10 3                                    PAGE 4 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON;
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Joint Energy Development Investments II Limited Partnership
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      WC
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          1,539,474*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                           1,539,474*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      1,539,474*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11.5%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      PN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
===============================================================================
*Includes shares issuable upon the exercise of Warrants to Purchase Common
 Stock.

===============================================================================

                                 SCHEDULE 13D
-----------------------                                  ---------------------
CUSIP NO.: 109178 10 3                                    PAGE 5 OF 18 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON;
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      ECT Merchant Investments Corp.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          513,158*
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          513,158*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      513,158*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      3.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      CO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
===============================================================================
*Includes shares issuable upon the exercise of Warrants to Purchase Common
 Stock.

                                                              Page 6 of 18 Pages

                               AMENDMENT NO. 1 TO
                           STATEMENT ON SCHEDULE 13D

     Introductory Note: All information herein with respect to Brigham Exploration Company, a Delaware corporation ("Issuer") and the common stock, par value $.01 per share ("Common Stock") of the Issuer is to the best knowledge and belief of the Reporting Entities, as defined herein. The joint Schedule 13D of Enron Corp., an Oregon corporation ("Enron"), Enron Capital & Trade Resources Corp., a Delaware corporation ("ECT"), and Joint Energy Development Investments II Limited Partnership, a Delaware limited partnership ("JEDI II") is amended as follows.

ITEM 2. IDENTITY AND BACKGROUND, ITEM 4. PURPOSE OF TRANSACTION AND ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

     As a result of transactions effected on December 31, 1998, all shares of Common Stock of the Issuer presented herein and all Warrants to Purchase Common Stock of the Issuer (collectively, the "Securities"), in each case that were held by ECT, and ECT's rights and obligations under the Securities Purchase Agreement dated August 20, 1998, the Registration Rights Agreement dated August 20, 1998 and Warrant Certificate A-1 dated August 20, 1998 (together with (i) and (ii) above, the "Agreements") were contributed to ECT Merchant Investments Corp., a Delaware corporation ("ECT Investments"), as part of an internal reorganization of the merchant asset portfolio of Enron and its subsidiaries and affiliates. ECT Investments is a wholly owned subsidiary of ECT.

     This Schedule 13D/A is being filed by (i) ECT Investments, as its initial filing of Schedule 13D, whose principal business is the ownership and management of a diversified portfolio of energy related investments, (ii) JEDI II, (iii) ECT and (iv) Enron. ECT Investments, JEDI II, ECT and Enron are referred to herein as the "Reporting Entities."

     The address of the principal business office of ECT Investments is 1400 Smith Street, Houston, Texas 77002. Schedule I attached hereto sets forth certain additional information with respect to each director and executive officer of ECT Investments, in addition to the directors and executive officers of Enron, ECT and Enron Capital II Corp. The filing of this statement on
Schedule 13D shall not be construed as an admission that Enron or, to its knowledge, any person listed in Schedule I is, for the purposes of Schedule 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by this Statement.

     None of the Reporting Entities or, to its knowledge, any person listed on Schedules I hereto has been, during the last five years (a) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or
(b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U. S. federal or state securities laws or finding any violations with respect to such laws.

     The Securities are being held by ECT Investments for investment purposes. ECT Investments intends to review its investment in the Issuer on a continuing basis, and, depending upon the price of, and other market conditions relating to, the Common Stock, subsequent developments affecting the Issuer, the Issuer's business and prospects,

                                                              Page 7 of 18 Pages

other investment and business opportunities available to ECT Investments, general stock market and economic conditions, tax considerations and other factors deemed relevant, may decide to increase or decrease the size of its investment in the Issuer.

     ECT is no longer the record holder of any of the Securities. However, ECT Investments directly owns 263,158 shares of Common Stock and 250,000 Warrants to Purchase Common Stock, previously held in the name of ECT. If all such Warrants to Purchase Common Stock were converted into Common Stock, the 513,158 shares of Common Stock that would then be owned by ECT Investments would represent approximately 3.8% of the outstanding Common Stock (based on the number of shares of Common Stock outstanding as of October 31, 1998, as reported by the Issuer on its Form 10-Q for the quarter ended September 30, 1998). ECT and Enron may also be deemed to beneficially own the Common Stock and the Warrants to Purchase Common Stock held by ECT Investments. Enron disclaims beneficial ownership of such securities.

     ECT, ECT Investments and Enron may be deemed to share voting and dispositive power over the Common Stock and the Warrants to Purchase Common Stock held by ECT Investments.

     Other than the transactions described herein, none of the Reporting Entities, nor to their knowledge any of the persons named in Schedule I hereto, has effected any transactions in the Common Stock during the preceding sixty days.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     (i) Joint Filing Agreement by and among the Reporting Entities.

                                                              Page 8 of 18 Pages

                                   SIGNATURES


     After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


Dated: January 12, 1999.            ENRON CAPITAL & TRADE RESOURCES CORP.



                                    By: /s/ Peggy B. Menchaca
                                       ----------------------------------
                                       Name: Peggy B. Menchaca
                                       Title: Vice President and Secretary


Dated: January 12, 1999.            ENRON CORP.

                                    By: /s/ Peggy B. Menchaca
                                       ----------------------------------
                                       Name: Peggy B. Menchaca
                                       Title: Vice President and Secretary


Dated: January 12, 1999.            ECT MERCHANT INVESTMENTS CORP.


                                    By: /s/ Peggy B. Menchaca
                                       ----------------------------------
                                       Name: Peggy B. Menchaca
                                       Title: Vice President and Secretary


Dated: January 12, 1999.            JOINT ENERGY DEVELOPMENT INVESTMENTS II
                                    LIMITED PARTNERSHIP

                                    By: Enron Capital Management II Limited
                                        Partnership, its General Partner

                                    By: Enron Capital II Corp., its general
                                        partner

                                    By: /s/ Peggy B. Menchaca
                                       ----------------------------------
                                       Name: Peggy B. Menchaca
                                       Title: Vice President and Secretary

                                                              Page 9 of 18 Pages
                               INDEX TO EXHIBITS


     (i) Joint Filing Agreement by and among the Reporting Entities.

                                  SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                     ENRON CAPITAL & TRADE RESOURCES CORP.


 Name and Business Address     Citizenship         Position and Occupation
------------------------------------------------------------------------------------
1400 Smith Street
Houston, Texas 77002
------------------------------------------------------------------------------------
Mark A. Frevert                  U.S.A.      Director; President-ECT Europe and
                                             Managing Director
------------------------------------------------------------------------------------
Mark E. Haedicke                 U.S.A.      Director; Managing Director and
                                             General Counsel
------------------------------------------------------------------------------------
Kevin P. Hannon                  U.S.A.      Director; President and Chief
                                             Operating Officer
------------------------------------------------------------------------------------
Kenneth D. Rice                  U.S.A.      Director; Chairman of the Board; Chief
                                             Executive Officer and Managing
                                             Director; Chairman and Chief Executive
                                             Officer--ECT North America
------------------------------------------------------------------------------------
Gene E. Humphrey                 U.S.A.      Vice Chairman
------------------------------------------------------------------------------------
Robert J. Hermann                U.S.A.      Vice President and General Tax Counsel
------------------------------------------------------------------------------------

                        DIRECTORS AND EXECUTIVE OFFICERS
                                  ENRON CORP.

    Name and Business Address       Citizenship             Position and Occupation
---------------------------------------------------------------------------------------------
Robert A Belfer                                   Director; Chairman, President and Chief
767 Fifth Avenue, 46th Floor          U.S.A.      Executive Officer, Belco Oil & Gas Corp.
New York, New York 10153

---------------------------------------------------------------------------------------------
Norman P. Blake, Jr.                              Director; Chairman, United States Fidelity
USF&G Corporation                     U.S.A.      and Guaranty Company
6225 Smith Avenue.  LA0300
Baltimore, Maryland 21209

---------------------------------------------------------------------------------------------
Ronnie C. Chan                                    Director; Chairman of Hang Lung
Hang Lung Development Company                     Development Group
 Limited                              U.S.A.
28/F, Standard Chartered Bank
 Building
4 Des Vouex Road Central
Hong Kong
---------------------------------------------------------------------------------------------
John H. Duncan
5851 San Felipe, Suite 850            U.S.A.      Director; Investments
Houston, Texas 77057
---------------------------------------------------------------------------------------------
Joe H. Foy
404 Highridge Drive                   U.S.A.      Director; Retired Senior Partner,
Kerrville, Texas 78028                            Bracewell & Patterson, L.L.P.
---------------------------------------------------------------------------------------------
Wendy L. Gramm
P.O. Box 39134                        U.S.A.      Director; Former Chairman, U.S.
Washington, D.C.  20016                           Commodity Futures Trading Commission
---------------------------------------------------------------------------------------------
Ken L. Harrison                                   Director; Vice Chairman of Enron Corp.
121 S.W. Salmon Street                U.S.A.
Portland, Oregon 97204
---------------------------------------------------------------------------------------------
Robert K. Jaedicke
Graduate School of Business           U.S.A.      Director; Professor (Emeritus), Graduate
Stanford University                               School of Business, Stanford University
Stanford, California 94305
---------------------------------------------------------------------------------------------
Charles A. LeMaistre
13104 Travis View Loop                U.S.A.      Director; President (Emeritus), University
Austin, Texas  78732                              of Texas M.D. Anderson Cancer Center
---------------------------------------------------------------------------------------------

    Name and Business Address       Citizenship             Position and Occupation
---------------------------------------------------------------------------------------------
Jerome J. Meyer
26600 S.W. Parkway                    U.S.A.      Director; Chairman and Chief Executive
Building 63, P. O. Box 1000                       Officer, Tektronix, Inc.
Wilsonville, Oregon 97070-1000
---------------------------------------------------------------------------------------------
John A. Urquhart
John A. Urquhart Associates           U.S.A.      Director; Senior Advisor to the Chairman
111 Beach Road                                    of Enron Corp.; President, John A.
Fairfield, Connecticut 06430                      Urquhart Associates
---------------------------------------------------------------------------------------------
John Wakeham
Pingleston House                                  Director; Former U.K. Secretary of State
Old Alresford                          U.K.       for Energy and Leader of the Houses of
Hampshire S024 9TB                                Commons and Lords
United Kingdom
---------------------------------------------------------------------------------------------
Charls E. Walker
Walker & Walker, LLC                  U.S.A.      Director; Chairman, Walker & Walker,
10220 River Road, Suite 105                       LLC
Potomac, Maryland 20854
---------------------------------------------------------------------------------------------
Herbert S. Winokur, Jr.
Winokur & Associates, Inc.            U.S.A.      Director; President, Winokur & Associates,
30 East Elm Ct.                                   Inc.
Greenwich, Connecticut 06830
---------------------------------------------------------------------------------------------
Kenneth L. Lay
1400 Smith Street                     U.S.A.      Director; Chairman and Chief Executive
Houston, Texas 77002                              Officer, Enron Corp.
---------------------------------------------------------------------------------------------
J. Clifford Baxter
1400 Smith Street                     U.S.A.      Senior Vice President, Corporate
Houston, Texas 77002                              Development; Enron Corp.
---------------------------------------------------------------------------------------------
Richard B. Buy                        U.S.A.      Senior Vice President and Chief Risk
1400 Smith Street                                 Officer
Houston, Texas 77002
---------------------------------------------------------------------------------------------

    Name and Business Address       Citizenship             Position and Occupation
---------------------------------------------------------------------------------------------

Richard A. Causey                     U.S.A.      Senior Vice President, Chief Accounting,
1400 Smith Street                                 Information and Administrative Officer,
Houston, Texas 77002                              Enron Corp.
---------------------------------------------------------------------------------------------
James V. Derrick, Jr.
1400 Smith Street                     U.S.A.      Senior Vice President and General
Houston, Texas 77002                              Counsel, Enron Corp.
---------------------------------------------------------------------------------------------
Andrew S. Fastow
1400 Smith Street                     U.S.A.      Senior Vice President and Chief Financial
Houston, Texas 77002                              Officer, Enron Corp.
---------------------------------------------------------------------------------------------
Mark A. Frevert
1400 Smith Street                     U.S.A.      President and Chief Executive Officer,
Houston, Texas 77002                              Enron Europe, Ltd.
---------------------------------------------------------------------------------------------
Stanley C. Horton
1400 Smith Street                     U.S.A.      Chairman and Chief Executive Officer,
Houston, Texas 77002                              Enron Gas Pipeline Group
---------------------------------------------------------------------------------------------
Rebecca P. Mark
1400 Smith Street                     U.S.A.      Vice Chairman, Enron Corp. and
Houston, Texas 77002                              Chairman, Enron International, Inc.
---------------------------------------------------------------------------------------------
Lou L. Pai
1400 Smith Street                     U.S.A.      Chairman and Chief Executive Officer,
Houston, Texas 77002                              Enron Energy Services, Inc.
---------------------------------------------------------------------------------------------
Kenneth D. Rice                       U.S.A.      Chairman and Chief Executive Officer,
1400 Smith Street                                 Enron Capital and Trade Resources Corp. -
Houston, Texas 77002                              North America
---------------------------------------------------------------------------------------------
Jeffrey K. Skilling
1400 Smith Street                     U.S.A.      Director; President and Chief Operating
Houston, Texas 77002                              Officer, Enron Corp.
---------------------------------------------------------------------------------------------
Joseph W. Sutton
1400 Smith Street                     U.S.A.      President and Chief Executive Officer,
Houston, Texas 77002                              Enron International, Inc.
---------------------------------------------------------------------------------------------

                        DIRECTORS AND EXECUTIVE OFFICERS
                             ENRON CAPITAL II CORP.

 Name and Business Address     Citizenship          Position and Occupation
-----------------------------------------------------------------------------------
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------
James V. Derrick, Jr.            U.S.A.      Director
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------
Mark A. Frevert                  U.S.A.      Director
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------
Kenneth D. Rice                  U.S.A.      Director ; Chairman, Chief Executive
1400 Smith Street                            Officer and Managing Director
Houston, Texas 77002
-----------------------------------------------------------------------------------
Gene E. Humphrey                 U.S.A.      President and Managing Director
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------
Richard B. Buy                   U.S.A.      Managing Director
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------
Andrew S. Fastow                 U.S.A.      Managing Director
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------
Jeffrey McMahon                  U.S.A.      Managing Director, Finance and
1400 Smith Street                            Treasurer
Houston, Texas 77002
-----------------------------------------------------------------------------------
Mark E. Haedicke                 U.S.A.      Managing Director and General Counsel
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------
Jeremy M. Blachman               U.S.A.      Vice President
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------

 Name and Business Address     Citizenship          Position and Occupation
-----------------------------------------------------------------------------------
William W. Brown                 U.S.A.      Vice President
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------
Rebecca C. Carter                U.S.A.      Vice President
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------
Robert J. Hermann                U.S.A.      Vice President and General Tax Counsel
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------
Jordan H.Mintz                   U.S.A.      Vice President, Tax and Tax Counsel
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------
Kristina M. Mordaunt
1400 Smith Street                U.S.A.      Vice President and Assistant General
Houston, Texas 77002                         Counsel
-----------------------------------------------------------------------------------
Julia Heintz Murray
1400 Smith Street                U.S.A.      Vice President and General Counsel,
Houston, Texas 77002                         Finance
-----------------------------------------------------------------------------------
Raymond M. Bowen                 U.S.A.      Vice President
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------
Theodore R. Murphy               U.S.A.      Vice President
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------

                        DIRECTORS AND EXECUTIVE OFFICERS
                         ECT MERCHANT INVESTMENTS CORP.

 Name and Business Address     Citizenship          Position and Occupation
-----------------------------------------------------------------------------------
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------
James V. Derrick, Jr.            U.S.A.      Director
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------
Mark A. Frevert                  U.S.A.      Director
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------
Kenneth D. Rice                  U.S.A.      Director ; Chairman, Chief Executive
1400 Smith Street                            Officer and Managing Director
Houston, Texas 77002
-----------------------------------------------------------------------------------
Gene E. Humphrey                 U.S.A.      President and Managing Director
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------
W. Craig Childers                U.S.A.      Managing Director
1400 Smith Street
 Houston, Texas 77002
-----------------------------------------------------------------------------------
Jeffrey McMahon                  U.S.A.      Managing Director, Finance and
1400 Smith Street                            Treasurer
Houston, Texas 77002
-----------------------------------------------------------------------------------
Mark E. Haedicke                 U.S.A.      Managing Director and General Counsel
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------
Jere C. Overdyke, Jr.            U.S.A.      Managing Director
1400 Smith Street
Houston, Texas 77002
-----------------------------------------------------------------------------------

                                      S-7